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June 26, 2023

VIA EDGAR AND ELECTRONIC MAIL

Christina Chalk
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Diversified Healthcare Trust (“DHC” or the “Company”)
PRRN14A Revised Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”)
Filed on June 23, 2023 by Flat Footed LLC and Marc Andersen (together “Flat Footed”)
SEC File No. 001-15319

Dear Ms. Chalk:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated June 23, 2023 (the “Staff Letter”), with regard to the above-referenced Proxy Statement filed by Flat Footed. We have reviewed the Staff Letter with Flat Footed and provide the following responses on its behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

PRRN14A filed June 23, 2023

General

1.	We note your response to comment three in our last comment letter dated June 21, 2023. Please advise when Flat Footed will amend its Schedule 13D to address this comment and the new disclosure you have added in the proxy statement.

Flat Footed acknowledges the Staff’s comment and advises the Staff that it intends to file an amendment to its Schedule 13D promptly upon filing its definitive proxy statement to disclose Flat Footed’s ownership of the senior unsecured notes of the Company with the same specificity as the Proxy Statement.

*   *   *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

June 26, 2023

Sincerely,

/s/ Andrew Freedman

Andrew M. Freedman

cc:	Marc Andersen, Flat Footed LLC Sean O’Donnell and Christopher Carty, Herrick, Feinstein LLP Kenneth Mantel, Olshan Frome Wolosky LLP